UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2018

SMART DECISION, INC.

(Exact name of issuer as specified in its charter)

Wyoming	82-3182235
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1825 CORPORATE BLVD NW. SUITE 110

BOCA RATON, FL 33431

(Full mailing address of principal executive offices)

877-267-6278

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Smart Decision, Inc. was incorporated on September 5, 2017 and commenced operations immediately thereafter. We are still in the research development stage of our business, aiming to develop and sell an application for consumers to be able to select the right LED bulb/fixtures. By selecting the right product the first time it dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer. The Company plans to develop additional algorithms for other consumer categories in the future.

Recent Developments

On February 16, 2018, the Company amended its articles of incorporation to authorize 5,000,000,000 shares of Common Stock having a par value of $0.0001 and to divide its Common Stock into two classes: Class A and Class B. There are 4,900,000,000 designated shares of Class A and 100,000,000 designated shares of Class B. The shares of each class of Common Stock are identical except that the holders of the Class B Common Stock shall be entitled to elect a majority of the board of directors and the holders of the Class A shall elect the remainder of the directors. Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock at the option of the holder.

As part of the amendment the Company also added 1,000,000,000 shares of Preferred Stock having a par value of $0.0001 per share. The board of directors is expressly vested with the authority to fix and determine the relative rights and preferences of the shares of each series so established, however, that the rights and preferences of the various series may vary with only respect to the rate of dividend; whether the shares may be called and, if so, the call price and the terms and conditions of call; the amount payable upon the shares in the event of voluntary and involuntary liquidation; sinking fund provisions; the terms and conditions, if any, on which the shares may be converted; voting rights; and whether the shares will be cumulative , noncumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

In September 2017, the Company granted 33,750,000 Class A common shares to two founders for services. The shares were valued at a nominal value of $0.0001 per share for a total of $3,375 which was charged to compensation expense.

In February 2018, the Company sold 32,750,000 shares of Class A Common Stock to investors at $0.0001 per share for a total cash consideration of $3,275.

In August 2018 the Company sold 4,900,000 shares of Class A Common Stock to investors for a total cash consideration of $49,000.

Revenue

We generated no revenues during the six months ended June 30, 2018 or for the period from September 5, 2017 (inception) through December 31, 2017.

2

Net loss

As a result of the foregoing, during the six months ended June 30, 2018 we recorded a net loss of $23,929 and for the period from September 5, 2017 (inception) through December 31, 2017, we recorded a net loss of $12,107. The loss is mainly comprised of accounting and audit fees, legal fees, and the remaining attributable to bank charges, general and administrative, office supplies and software license fees. Currently operating costs exceed revenue because we have no sales during this period. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

The Company had cash on hand of $4,007 at June 30, 2018 and $4,009 at December 31, 2017. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

For the six months ended June 30, 2018 we used $13,262 of cash in operating activities and from September 5, 2017 (inception) through December 31, 2017, we used $3,191 of cash in operating activities.

Financing Activities

For the six months ended June 30, 2018 , financing activities provided $13,275. From September 5, 2017 (inception) through December 31, 2017, financing activities provided $7,200. We received proceeds from the issuance of a convertible note and a loan from the Company’s treasurer.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Stock-Based Compensation

The Company records stock-based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee stock and stock option awards. This standard requires that such transactions be accounted for using a fair-value-based method.

Item 2. Other Information

None.

Iten 3. Financial Statements

3

SMART DECISION, INC.

BALANCE SHEETS

	As of June	As of December
	30, 2018	31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash	$4,007	$4,009
TOTAL CURRENT ASSETS	4,007	4,009

TOTAL ASSETS	4,007	4,009

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$6,899	$–
Accrued expenses	8,500	5,500
Accrued interest	619	41
Convertible note	16,000	6,000
Note payable - related party	1,200	1,200
TOTAL CURRENT LIABILITIES	33,218	12,741

STOCKHOLDERS' DEFICIT

Preferred stock; par value $0.0001; 1,000,000,000 shares authorized; none issued and outstanding	–	–
Common stock; par value $0.0001: 5,000,000,000 shares authorized; Common stock - Class A; 4,900,000,000 shares designated; 66,500,000 issued and outstanding at June 30, 2018 and 33,750,000 at December 31, 2017	6,650	3,375
Common stock - Class B; 100,000,000 shares designated; 1,900,000 issued and outstanding at June 30, 2018 and none issued and outstanding at December 31, 2017	190	–
Accumulated deficit	(36,051)	(12,107)
TOTAL STOCKHOLDERS' DEFICIT	(29,211)	(8,732)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$4,007	$4,009

The accompanying notes are an integral part of these financial statements

4

SMART DECISION, INC.

STATEMENST OF OPERATIONS

	Six Months Ended	For the Year Ended
	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)

Revenues	$–	$–

OPERATING EXPENSES
Accounting	6,000	3,000
Audit fees	3,347	–
Bank charges	260	62
Compensation	190	3,375
Computer & internet	276	81
Edgar fees	1,576	–
Filing fees	40	–
General & administrative	346	473
Legal	2,500	5,000
Meals & entertainment	28	–
Office expense	553	–
Office supplies	148	27
Professional fees	6,850	–
Software license fees	142	48
Telephone expense	68	–
Travel	1,027	–

Total Operating Expenses	23,351	12,066

LOSS FROM OPERATIONS	(23,351)	(12,066)

OTHER (EXPENSE)
Interest expense	(578)	(41)
Total other expense	(578)	(41)

LOSS BEFORE INCOME TAX PROVISION	(23,929)	(12,107)

INCOME TAX PROVISION	–	–

NET LOSS	$(23,929)	$(12,107)

NET LOSS PER SHARE	$–	$–

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	60,523,481	33,750,000

The accompanying notes are an integral part of these financial statements

5

SMART DECISION, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended	For the Year Ended
	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)

Cash Flows from Operating Activities:
Net Loss	$(23,929)	(12,107)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	190	3,375
Changes in Operating Assets and Liabilities:
Increase in accounts payable	6,899	–
Increase in accrued expenses	3,000	5,500
Increase in accrued interest	578	41
Net cash used in operating activities	(13,262)	(3,191)

Cash Flows from Financing Activities:
Loans from convertible debentures	10,000	6,000
Loan from related party	–	1,200
Proceeds from sale of common stock	3,275	–
Net cash provided by financing activities	13,275	7,200

Net Increase in cash	13	4,009
Cash at the Beginning of the Period	3,994	–
Cash at the End of the Period	$4,007	$4,009

Supplemental Disclosure:
Cash paid for interest	–	–
Income taxes paid	–	–

The accompanying notes are an integral part of these financial statements

6

SMART DECISION, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

JUNE 30, 2018

	Common stock - Class A		Common stock - Class B		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total

Shares Issued to Founders for Services	33,750,000	$3,375	–	$–	$–	$3,375

Net loss for the period September 5, 2017 (inception) through December 31, 2017	–	–	–	–	(12,107)	(12,107)

Balance, December 31, 2017	33,750,000	$3,375	–	$–	$(12,107)	$(8,732)

Shares issued	32,750,000	3,275	1,000,000	190	–	3,465

Net loss for the six months ended June 30, 2018	–	–	–	–	(23,929)	(23,929)

Balance June 30, 2018	66,500,000	$6,650	1,000,000	$190	$(36,036)	$(29,211)

The accompanying notes are an integral part of these financial statements

7

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

Note 1 – Nature of Operations and Basis of Presentation

Smart Decision, Inc. (the “Company”) was incorporated in the state of Wyoming on September 5, 2017. The Company has researched and developed an algorithm for the consumer and business LED Lighting Market.  With the Company’s patent pending “Smart Decision” algorithm, consumers should be able to select the right LED bulbs/fixtures by answering a handful of consumer friendly questions.  Ultimately, selecting the right product the first time dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer.  The Company intends to develop additional algorithms for other consumer categories in the future.

Risks and Uncertainties

The Company has not commenced planned principal operations. Our activities since inception include devoting substantially all of our efforts to business planning and development. Additionally, the Company has allocated a substantial portion of time and investment to the completion of our development activities to launch our marketing plan and generate revenues and to raising capital. The Company has generated no revenue from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties.

Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2018, the Company had an accumulated deficit of $36,051, a stockholders’ deficit of $29,211 and a working capital deficiency of $29,211. The Company had a net loss and cash used in operating activities of $23,929 and $13,262 respectively and the Company has not generated any revenues as of the date of this report. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The ability of the Company to continue as a going concern is dependent upon initiating sales and obtaining additional capital and financing. As of the date of this report no funds have been raised and no future commitments have been received. There is currently no public market for our common stock. While the Company believes in the viability of its strategy to initiate sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2 - Summary of Significant Accounting Policies

This summary of significant account policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and the notes are the representation of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of stock compensation.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

8

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

Cash and Cash Equivalents

Cash comprises cash held on demand with banks. The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at June 30, 2018.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations

Business segments

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment as of June 30, 2018.

Fair Value Measurements

On September 5, 2017, the Company adopted ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

9

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company did not identify any recurring or non-recurring assets and liabilities that are required to be presented in the balance sheets at fair value in accordance with ASC 815.

Borrowings

Borrowings are recognized initially at cost which is the fair value of the proceeds received, net of transaction costs incurred or beneficial conversion feature values which are recorded as debt discounts. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

Stock-Based Compensation

The Company records stock based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee stock and stock option awards. This standard requires that such transactions be accounted for using a fair-value-based method.

Net Income per Share

The Company computes net income (loss) per share in accordance with ASC 260-10, “Earnings Per Share.” The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the “as if converted” basis. For the period ended June 30, 2018 there were 160,000,000 potential dilutive securities related to convertible notes.

Recent Accounting Pronouncements

The Company has implemented all other new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Convertible note and note payable related party

Convertible Note and Note payable related party consist of the following at June 30, 2018:

Convertible note dated December 14, 2017, interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 14, 2018. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.	$6,000

Convertible note dated March 22, 2018, interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 22, 2019. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. The note has a potential funding of $20,000.	$10,000

Note payable – related party, dated October 29, 2017; interest accruing at 8%, maturity November 9, 2018	$1,200

Total	$17,200
Less Current Portion	$(17,200)
Long Term Notes Payable	$–

10

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

Note 4 - Equity

On February 16, 2018 the Company amended its articles of incorporation to authorize 5,000,000,000 shares of Common Stock having a par value of $0.0001 and to divide its Common Stock into two classes: Class A and Class B. There are 4,900,000,000 designated shares of Class A and 100,000,000 designated shares of Class B. The shares of each class of Common Stock are identical except that the holders of the Class B Common Stock shall be entitled to elect a majority of the board of directors and the holders of the Class A shall elect the remainder of the directors. Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock at the option of the holder. The presentation of the authorized and designated shares has been retroactively applied to the balance sheet.

As part of the amendment the Company also added 1,000,000,000 shares of Preferred Stock having a par value of $0.0001 per share. The board of directors is expressly vested with the authority to fix and determine the relative rights and preferences of the shares of each series so established, however, that the rights and preferences of the various series may vary with only respect to the rate of dividend; whether the shares may be called and, if so, the call price and the terms and conditions of call; the amount payable upon the shares in the event of voluntary and involuntary liquidation; sinking fund provisions; the terms and conditions, if any, on which the shares may be converted; voting rights; and whether the shares will be cumulative , noncumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

In September 2017 the Company granted 33,750,000 Class A common shares to two founders for services. The shares were valued at a nominal value of $0.0001 per share for a total of $3,375 which was charged to compensation expense.

In February 2018 the Company amended its articles of incorporation to increase its authorized shares and divide its Common Stock into two classes of Common Stock and included the addition of Preferred Stock. See Note 4 for the rights and designations of both the Common and Preferred Stock.

On February 6, 2018, the Board of Directors granted the Company’s CEO, 1,000,000 shares of class B Common, and the Company’s, treasurer, 900,000 shares of class B Common Stock valued at a nominal $0.0001 per share for services rendered, or $190.

On February 6, 2018 LED Technology Group LLC, an affiliate, assigned its patent for a lighting apparatus with light-emitting diode chips and remote phosphor layer to the Company. On February 2, 2018 the CEO and Treasurer of the Company assigned their patent pending for a method for an LED product filtering engine to the Company. There was no consideration paid or due for those assignments.

In February 2018 the Company sold 32,750,000 shares of Class A Common Stock to investors at $0.0001 per share for a total cash consideration of $3,275.

11

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

Note 5 – Income Taxes Payable

As of June 30, 2018, the Company had approximately $36,051 in net operating loss carry forwards for federal income tax purposes which may be carried forward through 2037.  Generally, these can be carried forward and applied against future taxable income at the tax rate applicable at that time. The Company is currently using a 15% effective tax rate for our projected available net operating loss carry-forward.  The Company’s use of these NOLs may be limited under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended.

Components of deferred tax assets and liabilities are as follows:

June 30, 2018

Net Ooperating loss carryforward	5,408

Valuation Allowance	(5,408)
Net Deferred Tax Assets	$0

A reconciliation of the effective tax rate with the statutory Federal income tax rate was as follows for the six months ending June 30, 2018:

	For the six months ending June 30, 2018
Federal statutory rate	(15%	)
State taxes, net of credits	(6%	)
Change in valuation allowance	21%
Effective tax rate	0%

In accordance with FASB ASC 740 “Income Taxes”, valuation allowances are provided against deferred tax assets, if based on the weight of available evidence, some or all of the deferred tax assets may or will not be realized. The Company has evaluated its ability to realize some or all of the deferred tax assets on its balance sheet for the coming year and has established a valuation allowance in the amount of $5,409 at June 30, 2018.

12

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

Note 6 – Related Party Transactions

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

On October 29, 2017 the Company entered into a loan agreement with an officer of the Company for $1,200. The terms of the note are disclosed in Note 3.

Note 7 – Employment Agreements

On February 16, 2018 the Company entered into an employment agreement with the Company’s treasurer. The term of the agreement is for five years and may be extended in one year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 15, 2018 the Company entered into an employment agreement with the Company’s CEO. The term of the agreement is for five years and may be extended in one year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 22, 2018 the Company entered into an employment agreement with Jonathan Morgan, a director for the Company. The agreement may be terminated at the option of the Company for Cause. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

On February 28, 2018 the Company entered into an employment agreement with Dr. James Edward Dempsey, a director for the Company. The agreement may be terminated at the option of the Company for Cause. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

Note 8 – Subsequent Events

During July and August the Company sold 4,900,000 shares of Class A Common Stock to investors for a total cash consideration of $49,000.

The Company has evaluated events subsequent to the balance sheet date through September 6, 2018 the date these financial statements were available to be issued and has determined there are no other events that would require adjustment to, or disclosure in, the financial statements.

13

Item 4. Exhibits

None

14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Decision, Inc.

Date:	September 14, 2018	By:	/s/ Adam Green
Adam Green, Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adam Green	Chief Executive Officer	September 14, 2018
Adam Green	(Principal Executive Officer)

/s/ Eric Gutmann	Chief Financial Officer	September 14, 2018
Eric Gutmann	(Principal Financial Officer and Principal Accounting Officer)

15